UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 4, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         ☒           Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No        ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 December 2020 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 2 December 2020 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

3.	A Media Announcement dated 3 December 2020 entitled ‘VODAFONE TO LAUNCH NREAL LIGHT GLASSES BRINGING AUGMENTED AND MIXED REALITY TO CONSUMERS AND BUSINESSES ACROSS EUROPE’.

4.	A Media Announcement dated 8 December 2020 entitled ‘VODAFONE RECOGNISED BY CDP WITH ‘A’ SCORE FOR CLIMATE CHANGE ACTIONS AND TRANSPARENCY’.

5.	A Media Announcement dated 16 December 2020 entitled ‘VODAFONE AND AST SPACEMOBILE UNVEIL LAUNCH PLANS FOR SPACE-BASED MOBILE NETWORK INITIALLY REACHING 1.6 BILLION PEOPLE’.

6.	A Stock Exchange Announcement dated 21 December 2020 entitled ‘VODAFONE ANNOUNCES DISCUSSIONS IN EGYPT WITH STC HAVE BEEN TERMINATED’.

7.	A Stock Exchange Announcement dated 21 December 2020 entitled ‘COMBINATION OF THE TOWER ASSETS OF VODAFONE GREECE AND WIND HELLAS COMPLETED.

RNS Number : 9786G

Vodafone Group Plc

01 December 2020

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 November 2020:

Vodafone’s issued share capital consists of 28,816,830,548 ordinary shares of US$0.20 20/21 of which 1,982,812,516 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,834,018,032. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 3038H

Vodafone Group Plc

02 December 2020

Vodafone Group Plc

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Conditional awards of shares

Conditional awards of shares were granted to the below participants on 30 November 2020 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan and have been calculated using the closing share price on 27 November 2020. The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of performance conditions approved by the Remuneration Committee which, in line with normal policy, will be weighted 60% on adjusted free cash flow, 30% on relative total shareholder return, and 10% on ESG.

All performance conditions will be measured over the three financial years ending on 31 March 2023 and, subject to the aforementioned conditions being met, awards will vest on 3 August 2023. The adjusted free cash flow target is calculated from this year’s budget plus two years from the next year’s forecast. Further details will be included in the Company's 2021 Annual Report. Details of the relative total shareholder return and ESG targets can be found the Company's 2020 Annual Report, available at www.vodafone.com/investor

The amounts shown below are the maximum amounts payable and will be reduced accordingly if the Company achieves less than maximum performance.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2490	4,203,362

d)	Aggregated information: volume, Price	Aggregated volume: 4,203,362 Ordinary shares Aggregated price: GBP 5,249,999.14
e)	Date of the transaction	2020-11-30
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2490	2,522,017

d)	Aggregated information: volume, Price	Aggregated volume: 2,522,017 Ordinary shares Aggregated price: GBP 3,149,999.23
e)	Date of the transaction	2020-11-30
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannes Ametsreiter
2	Reason for the notification
a)	Position/status	Vodafone Germany Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.2490	2,293,931

d)	Aggregated information: volume, Price	Aggregated volume: 2,293,931 Ordinary shares Aggregated price: GBP 2,865,119.82
e)	Date of the transaction	2020-11-30
f )	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)	Conditional award of shares under the Global Incentive Plan, based on Group performance.
d)	Aggregated
	information: volume,	Price(s)	Volume(s)
	Price	GBP 1.2490	2,093,212

e)	Date of the transaction	Aggregated volume: 2,093,212 Ordinary shares Aggregated price: GBP 2,614,421.79
f )	Place of the transaction	2020-11-30

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Colman Deegan
2	Reason for the notification
a)	Position/status	Vodafone Spain Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2490	1,601,281

d)	Aggregated information: volume, Price	Aggregated volume:1,601,281 Ordinary shares Aggregated price: GBP 1,999,999.97
e)	Date of the transaction	2020-11-30
f )	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam Aboushelbaya
2	Reason for the notification
a)	Position/status	Vodafone Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2490	1,761,409

d)	Aggregated information: volume, Price	Aggregated volume: 1,761,409 Ordinary shares Aggregated price: GBP 2,199,999.84
e)	Date of the transaction	2020-11-30
f )	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2490	1,921,537

d)	Aggregated information: volume, Price	Aggregated volume: 1,921,537 Ordinary shares Aggregated price: GBP 2,399,999.71
e)	Date of the transaction	2020-11-30
f )	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Shameel Joosub
2	Reason for the notification
a)	Position/status	Vodacom Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2490	401,047

d)	Aggregated information: volume, Price	Aggregated volume: 401,047 Ordinary shares Aggregated price: GBP 500,907.70
e)	Date of the transaction	2020-11-30
f )	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vinod Kumar
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer – Vodafone Business
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2490	1,921,537

d)	Aggregated information: volume, Price	Aggregated volume: 1,921,537 Ordinary shares Aggregated price: GBP 2,399,999.71
e)	Date of the transaction	2020-11-30
f )	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Council & Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.2490	1,761,409

d)	Aggregated information: volume, Price	Aggregated volume: 1,761,409 Ordinary shares Aggregated price: GBP 2,199,999.84
e)	Date of the transaction	2020-11-30
f )	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.2490	1,281,024

d)	Aggregated information: volume, Price	Aggregated volume:1,281,024 Ordinary shares Aggregated price: GBP 1,599,998.98
e)	Date of the transaction	2020-11-30
f )	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer – Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.2490	1,921,537

d)	Aggregated information: volume, Price	Aggregated volume: 1,921,537 Ordinary shares Aggregated price: GBP 2,399,999.71
e)	Date of the transaction	2020-11-30
f )	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Wibergh
2	Reason for the notification
a)	Position/status	Vodafone Group Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.2490	1,921,537

d)	Aggregated information: volume, Price	Aggregated volume: 1,921,537 Ordinary shares Aggregated price: GBP 2,399,999.71
e)	Date of the transaction	2020-11-30
f )	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.2490	1,761,409

d)	Aggregated information: volume, Price	Aggregated volume: 1,761,409 Ordinary shares Aggregated price: GBP 2,199,999.84
e)	Date of the transaction	2020-11-30
f )	Place of the transaction	Outside of trading venue

Conditional award of shares

A conditional award of shares was granted to the below participant on 30 November 2020 by the Company. The award has been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of the award is conditional on continued employment with the Vodafone Group and will vest on 3 August 2023. The award attracts dividend equivalent shares.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam Aboushelbaya
2	Reason for the notification
a)	Position/status	Vodafone Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, subject to continued employment.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.2490	220,176

d)	Aggregated information: volume, Price	Aggregated volume: 220,176 Ordinary shares Aggregated prices: GBP 274,999.82
e)	Date of the transaction	2020-11-30
f )	Place of the transaction	Outside of trading venue

Vodafone Group Plc

3 December 2020

VODAFONE TO LAUNCH NREAL LIGHT GLASSES BRINGING AUGMENTED AND MIXED REALITY

TO CONSUMERS AND BUSINESSES ACROSS EUROPE

Innovative AR and MR experiences powered by Vodafone’s high-speed, low-latency Gigabit 5G network come to life with Nreal Light glasses

Vodafone will offer the Nreal Light glasses to consumers and businesses in its European markets, delivering Augmented and Mixed Reality experiences through Vodafone’s high-speed, ultra-low latency Gigabit 5G network. Nreal Light will launch first in Germany and Spain during Spring 2021, with other Vodafone markets to follow.

Nreal Light are cutting edge, lightweight and comfortable mixed reality glasses that sport an industry-leading widescreen, equivalent to viewing a portable IMAX screen. Nreal Light glasses are designed to be worn daily. Via a wired USB-C connection, they tap into the power of a modern Android phone, which aids in processing and running control functions.

Phil Patel, Vodafone Group Director Products & Services said: “Nreal Light is a breakthrough product and we are excited to announce that Vodafone is bringing Nreal’s cutting-edge glasses to Europe. Nreal Light combined with Vodafone’s high speed, ultra-low latency Gigabit 5G network will give consumers and businesses an affordable, accessible way of experiencing the latest augmented and mixed reality experiences and brings the future a little closer for everyone.”

Nreal CEO Chi Xu said: “European consumers will be able to experience the future through Nreal Light. They’ll enjoy a new way to see and interact with their favourite apps in a 3D mixed reality environment on Vodafone's 5G network. We're excited to be making Nreal Light available in Germany, Spain and other European countries in partnership with Vodafone as we continue our mission to make Mixed Reality accessible to consumers around the world.”

Enrico Salvatori, senior vice president and president, Qualcomm EMEA, QUALCOMM Europe, Inc. added: “We have long believed that XR and 5G are a perfect technology pair and we congratulate Vodafone and Nreal on this incredible milestone. Smartphones powered by Qualcomm® Snapdragon™ 5G mobile platforms have both the processing power and ultra-fast, low latency 5G connectivity to deliver amazing, immersive XR experiences. Combining Qualcomm Technologies’ leading solutions with Vodafone’s 5G network and the Nreal Light glasses as accessories to smartphones will take the mobile XR experiences for both consumers and enterprises into a new, immersive dimension.”

Nreal Light are the first consumer smart glasses to offer an affordable, high-quality Augmented Reality (AR) and Mixed Reality (MR) experience with a sophisticated understanding of the surrounding environment, including six degrees of freedom tracking, plane detection and image tracking.

AR experienced through Nreal Light overlays digital applications on the visual equivalent of a large transparent screen, while allowing users to see, move and interact with their surroundings easily. MR applications take this one step further, overlaying sophisticated digital content on top of the visible environment, seamlessly blending real world and digital content whilst enabling the user to interact with virtual 3D objects.

Nreal Light is compatible with most existing Android smartphone applications, bringing an AR experience to many familiar apps. When connected via a compatible Android handset, users can use Nreal Light glasses to browse the web or shop, watch video, TV and sport, enjoy AAA gaming experiences or catch up on social media – all in augmented reality on a large ‘virtual’ screen, while multitasking up to three applications simultaneously.

• Movies, TV and Sport – Enjoy streamed entertainment on the equivalent of a portable IMAX cinema screen, via YouTube and other apps.

• Gaming – Nreal Light brings a next-generation, immersive experience to existing games titles on Android, allowing users to experience their favourite games in an entirely new way.

• Social Media – Enjoy Facebook, Twitter, Instagram, Pinterest, TikTok, LinkedIn, Discord, Twitch and many others.

• Web – Browse the internet, go shopping, or catch up on news.

• Music – many of your favourite audio streaming apps are compatible with Nreal Light, delivering a high-quality audio through the glasses without isolating the user from their surroundings

• Photos – View favourite photos and albums in astonishing clarity in an augmented reality gallery.

• Work – Take the office mobile and collaborate on a super-light multi-tasking monitor with compatible Bluetooth keyboards. Applications including Microsoft Office Mobile (Word, Excel, Powerpoint, Outlook, OneNote) are compatible with Nreal Light, plus business essentials including Gmail and Adobe Acrobat Reader.

Vodafone and Nreal collaborate to develop new AR and MR applications

Vodafone and Nreal are collaborating on the development of immersive AR and MR applications for consumers and businesses, combining Nreal’s leading technology with the high speed of Vodafone’s Gigabit 5G network.

Consumer MR applications that are in the works include sports apps that overlay stats and graphics during live games, advanced multiplayer games blending live and virtual environments in real-time, navigation and tour guides, fitness coaching, interior design and interactive, immersive education.

Vodafone is developing a range of practical commercial AR and MR applications for business. These range from more immersive conference calling to remote collaboration on design, engineering, manufacturing and assembly processes. Retail, product training, virtual showrooms and remote technical support can be enabled through MR.

The collaboration between Nreal and Vodafone follows the availability the Nreal Light Developer Kit, enabling developers to build their own MR applications for mass consumers.

- ends -

Notes for Editors

Qualcomm and Snapdragon are trademarks or registered trademarks of Qualcomm Incorporated. Qualcomm Snapdragon is a product of Qualcomm Technologies, Inc. and/or its subsidiaries.

For further information about Vodafone Group

Media Relations	Investor Relations

GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to “connect for a better future” and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and – as COVID-19 has clearly demonstrated – we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 30 September 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 112m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Nreal

Nreal is a fast-growing mixed reality company ushering the next generation of user interactions with hardware and software solutions that merge the physical with the digital world. Nreal innovated mixed reality experiences with its Nreal Light product, accompanied by Nreal's self- developed 3D system Nebula. Fueled by a mission to make MR accessible for everyone, encompassing both consumers and enterprise customers, Nreal's products include the Nreal Light Developer Kit, Nreal Light Enterprise Edition and the Nreal Light Consumer Kit. Nreal is supported by global partnerships with the world’s leading 5G companies worldwide and is available for demos at your favorite world class 5G network retail stores.

Vodafone Group Plc
8 December 2020

VODAFONE RECOGNISED BY CDP WITH ‘A’ SCORE FOR
CLIMATE CHANGE ACTIONS AND TRANSPARENCY

Vodafone has been recognised for its actions and transparency on the planet by global environmental non-profit CDP, securing a place on its prestigious ‘A List’ for tackling climate change.

Vodafone was recognised for its actions to cut emissions, mitigate climate risks and develop the low-carbon economy, based on data reported by Vodafone through CDP’s 2020 climate change questionnaire.

Vodafone is one of a small number of high-performing companies out of 5,800+ that were scored. Through significant demonstrable action on climate change, Vodafone is leading on corporate environmental ambition, action and transparency worldwide.

Vodafone Group External Affairs Director Joakim Reiter said: “Vodafone’s inclusion in the CDP A List reflects the progress we have made on our strategy to address climate change, and since the latest disclosure we have got even further through our commitment to reduce carbon emissions across our entire operations to ‘net zero’ by 2040. This year alone we have brought forward to July 2021 our commitment to power our entire European network from 100% renewable electricity, enshrined new environmental criteria into our choice of suppliers, and set out ambitious new targets to help our business customers reduce their own emissions through our services.”

Paul Simpson, CEO of CDP, said: “Taking the lead on environmental transparency and action is one of the most important steps businesses can make, and is even more impressive in this challenging year marked by COVID-19. The scale of the risk to businesses from climate change, deforestation and water insecurity is enormous, and we know the opportunities of action far outweigh the risks of inaction. Leadership from the private sector will create an ‘ambition loop’ for greater government action and ensure that global ambitions for a net zero sustainable economy become a reality. Our A List celebrates those companies who are preparing themselves to excel in the economy of the future by taking action today.”

CDP’s annual environmental disclosure and scoring process is widely recognised as the gold standard of corporate environmental transparency. In 2020, over 515 investors with over US$106 trillion in assets and 150+ major purchasers with US$4 trillion in procurement spend requested companies to disclose data on environmental impacts, risks and opportunities through CDP’s platform. Over 9,600 responded – the highest ever.

Detailed and independent methodology is used by CDP to assess these companies, allocating a score of A to D- based on the comprehensiveness of disclosure, awareness and management of environmental risks and demonstration of best practices associated with environmental leadership, such as setting ambitious and meaningful targets. Those that don’t disclose or provided insufficient information are marked with an F.

The announcement of Vodafone’s inclusion in the CDP ‘A List’ underlines Vodafone’s aim of building a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of the planet.

In November 2020, Vodafone committed to reducing the company’s total global carbon emissions to ‘net zero’ by 2040 and confirmed that its 2030 carbon reduction targets were approved by the Science Based Targets initiative as in line with reductions required to keep warming to 1.5°C, the most ambitious goal of the Paris Agreement.

By 2030, Vodafone will eliminate all carbon emissions from its own activities and from energy it purchases and uses (Scope 1 and 2). Vodafone also pledged that by 2030 it will halve carbon emissions from Scope 3 sources, including joint ventures, all supply chain purchases, the use of products it has sold and business travel. By 2040, Vodafone will have eliminated Scope 3 emissions completely - bringing forward by ten years Vodafone’s original 2050 ambition to reach ‘net zero’ across its full carbon footprint.

In 2019, Vodafone committed to purchasing all electricity from renewable sources, halving its environmental footprint by 2025 and reusing, reselling or recycling 100% of its network waste, supporting the move towards a more circular economy.

By no later than July 2021, Vodafone’s European network will be powered by 100% renewable electricity – creating a Green Gigabit Net for customers across 11 markets that will grow sustainably using only power from wind, solar or hydro sources.

In July 2020, Vodafone also announced an ambitious new target to help business customers who use its services reduce their own carbon emissions by a cumulative total of 350 million tonnes globally over 10 years between 2020 and 2030.

In September 2020, Vodafone became one of the first global companies to announce it would assess supplier commitments to the environment, diversity and inclusion when they tender for new work, with a supplier’s ‘purpose’ accounting for 20% of the evaluation criteria for a ‘Request For Quotation’ (RFQ). Vodafone’s updated RFQ process now examines whether suppliers have environmental policies to address carbon reduction, renewable energy, plastic reduction, circular economy and product lifecycle.

In May 2019, Vodafone issued its first €750 million green bond to finance or refinance projects to help meet the company’s environmental objectives, subsequently reporting which projects were eligible under the use of proceeds and how they were selected.

The full list of companies that made this year’s CDP A List is available here, along with other publicly available company scores: https://www.cdp.net/en/companies/companies-scores

- ends -

Notes for Editors

The full methodology and criteria for the A List is available on CDP’s website at: https://www.cdp.net/en/companies/companies-scores

For further information:

Vodafone Group

Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to “connect for a better future” and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and – as COVID-19 has clearly demonstrated – we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 30 September 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 112m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About CDP

CDP is a global non-profit that drives companies and governments to reduce their greenhouse gas emissions, safeguard water resources and protect forests. Voted number one climate research provider by investors and working with institutional investors with assets of US$106 trillion, we leverage investor and buyer power to motivate companies to disclose and manage their environmental impacts. Over 9,600 companies with over 50% of global market capitalization disclosed environmental data through CDP in 2020. This is in addition to the hundreds of cities, states and regions who have disclosed, making CDP’s platform one of the richest sources of information globally on how companies and governments are driving environmental change. CDP is a founding member of the We Mean Business Coalition. Visit https://cdp.net/en or follow us @CDP to find out more.

Vodafone Group Plc
16 December 2020

VODAFONE AND AST SPACEMOBILE UNVEIL LAUNCH PLANS FOR SPACE-BASED MOBILE NETWORK
INITIALLY REACHING 1.6 BILLION PEOPLE

• AST & Science LLC (“AST SpaceMobile”) secures necessary funding for first phase commercial launch of space-based mobile network.

• Project aims to transform mobile network coverage for the 49 largest countries in the equatorial regions – including Democratic Republic of Congo (DRC), Ghana, Mozambique, Kenya, and Tanzania – from 2023.

• SpaceMobile will be the first space-based mobile network to connect directly to 4G and 5G smartphones without any need for specialized hardware.

TEXAS, LONDON, JOHANNESBURG – December 16, 2020 – AST SpaceMobile, in partnership with Vodafone Group, today unveiled plans to launch the first phase of its space-based commercial mobile communications service in 2023. The company has secured the necessary funding to take the venture to this next stage, which will cover the 49 largest countries in the equatorial regions.

Vodafone wants to ensure that our customers are always connected and everyone benefits from a digital society. This is why we are a lead, strategic partner of AST SpaceMobile, which is uniquely positioned to provide universal mobile coverage to rural areas in Africa, and in the future, Europe, further extending our leading network. The space-based mobile network will also enable us to provide instant communications in the event of a natural or humanitarian disaster.

AST SpaceMobile will be the first service of its kind to connect standard mobile phones at 4G and 5G speeds using AST SpaceMobile’s patented space-based network. Today, more than five billion mobile subscribers constantly move in and out of wireless coverage, and AST SpaceMobile’s solution will fill these coverage gaps to enable people to stay connected whilst on the move. This is a significant breakthrough in helping to bring affordable mobile connectivity to more than half of the world’s population that do not have internet on their phone. Traditional satellite systems require expensive specialised satellite phones or ground antenna systems, which is different to AST SpaceMobile’s patented technology, where all that is needed is the phone in your pocket.

The first tranche of AST SpaceMobile’s launch plans will involve the use of 20 satellites to offer seamless, low-latency mobile connectivity that can be accessed by approximately 1.6 billion people across a vast geographical region. The initial service will target an area North and South of the equator, including rural and remote areas of a number of markets where Vodafone will integrate the technology into the services provided by its Vodacom, Safaricom and Vodafone brands. Subject to regulatory approval in each market, these will include DRC; Ghana; Mozambique; Kenya; and Tanzania. AST SpaceMobile will also apply for regulatory approval to launch the service in India.

Shameel Joosub, the CEO of Vodacom Group, said: “Providing affordable mobile coverage for everyone requires a blend of technologies and infrastructure, from traditional masts to small cells, balloons and satellites at the edge of space. While we have been adding deep rural network sites to connect remote communities without any coverage, the lack of power in some areas creates insurmountable obstacles. AST SpaceMobile will ensure that remote communities in many sub-Saharan African countries can have access to the latest digital services.”

“We are thrilled to move forward in executing on phase one of our commercial launch in conjunction with Vodafone,” said Abel Avellan, Chairman and Chief Executive Officer of AST SpaceMobile. “Our high-speed, low latency platform represents the world’s first venture aimed at massively closing the digital divide by bringing affordable and accessible connectivity to the regions that need it most. We believe our game-changing solution will serve to drive universal and global connectivity, allowing societies to utilise digital technology to gain greater access to knowledge and information.”

In order to support the phase one commercial launch of its network, AST SpaceMobile has secured up to US$462 million in gross proceeds in additional financing. This will come from existing investors in the company including Vodafone, Rakuten and American Tower as well as new financial investors including UBS O’Connor and a broad base of financial institutions.

AST SpaceMobile today also announced that it entered into a business combination agreement with New Providence Acquisition Corp. (NASDAQ: NPA, NPAUU and NPAWW), a publicly traded special purpose acquisition company, assuming no redemptions of New Providence’s existing public stockholders, including the private placement backed by strategic partners, existing investors and a broad base of financial institutions. Upon closing of the transaction, AST SpaceMobile will become a publicly traded company, and it is expected that its common stock will be listed on the NASDAQ exchange under the symbol “ASTS”. All AST SpaceMobile shareholders are retaining 100% of their equity in the combined company. The cash proceeds are expected to be used to fund phase one of the commercial launch of AST SpaceMobile’s space assets.

Backed by an extensive IP and patent portfolio, AST SpaceMobile will enable global seamless roaming to and from terrestrial cellular networks, filling mobile coverage gaps around the world. With initial access to 1.3 billion subscribers from a group of the world’s largest wireless communications companies, AST SpaceMobile’s services will ultimately aim to meet the needs of the five billion mobile subscribers who face broadband connectivity issues when moving in and out of terrestrial cellular range and enable mobility access to more than half of the world population that does not have access to internet on their phone.

- ends -

Media Contacts:

Vodafone Group	For AST SpaceMobile
Media Relations	Scott Cianciulli
www.vodafone.com/media/contact	The Plunkett Group +1 (212) 739-6753 scott@theplunkettgroup.com

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to “connect for a better future” and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and – as COVID-19 has clearly demonstrated – we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 30 September 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 112m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About AST SpaceMobile

AST SpaceMobile is building the first, and only, global broadband cellular network in space to operate directly with standard, unmodified mobile devices based on our extensive IP and patent portfolio. Our team of engineers and space scientists are on a mission to eliminate the connectivity gaps faced by today’s five billion mobile subscribers and finally bring broadband to the billions who remain unconnected. Learn more at www.ast-science.com and follow AST SpaceMobile on Twitter @AST_SpaceMobile and LinkedIn, and for an overview of AST SpaceMobile, check out this video.

RNS Number : 2535J

Vodafone Group Plc

21 December 2020

21 December 2020

VODAFONE ANNOUNCES DISCUSSIONS IN EGYPT WITH STC HAVE BEEN TERMINATED

Vodafone announces today that its discussions with Saudi Telecom Company (“stc”) regarding the sale of Vodafone's 55% shareholding in Vodafone Egypt have been terminated.

Vodafone Group CEO Nick Read said: "We believe that the Egyptian government is committed to an optimal framework for the telecoms sector, which will enable Vodafone Egypt to deliver on the country's vision of digitization and financial inclusion and create a technology hub to support our growth in the African region."

-ends-

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to "connect for a better future" and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and - as COVID-19 has clearly demonstrated - we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 30 September 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 112m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

RNS Number : 2542J

Vodafone Group Plc

21 December 2020

21 December 2020

COMBINATION OF THE TOWER ASSETS OF VODAFONE GREECE AND WIND HELLAS COMPLETED

Further to the announcement on 24 July 2020, Vodafone announced today that it has completed the combination of the tower infrastructure assets of Vodafone Greece with those of Wind Hellas Telecommunications SA (“Wind Hellas”). The combined entity (“Vantage Towers Greece”) is the largest tower infrastructure company in Greece. Vodafone will own 62% of Vantage Towers Greece and Crystal Almond S.À.R.L (“Crystal Almond”), the controlling shareholder of Wind Hellas, will own the remaining 38%.

Vantage Towers has a call option (the “Call Option”) until 31 December 2021 to acquire the remaining 38% of Vantage Towers Greece from Crystal Almond for €288 million in cash (with the price increasing by 5% if the Call Option has not been exercised by 1 July 2021). Vodafone has agreed that, in the event Vantage Towers publishes an “Intention to Float” announcement in relation to an IPO of Vantage Towers, the Call Option will automatically be triggered.

- ends - For further information: Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to "connect for a better future" and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and - as COVID-19 has clearly demonstrated - we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 30 September 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 112m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Vantage Towers

Vantage Towers is one of Europe's largest and most geographically diverse tower companies with 68,000 towers across nine countries.  We hold either the #1 or #2 market share positions in eight of the nine countries in which we operate, and our commanding portfolio of assets is matched by a next-generation approach to network sharing and services.

Our expanding infrastructure and efficient, high quality connectivity is accelerating the sustainable digitisation of Europe's communities by connecting people, businesses, and internet-enabled devices like never before.

We combine our scale, stability and quality with the agility, optimism and energy of a start-up. We're inspired by our past successes and excited by the opportunities in front of us.

For more information, please visit www.vantagetowers.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 4, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary